Exhibit (m)(1)(ii)

March 1, 2010

ING Variable Products Trust

7337 East Doubletree Ranch Road

Scottsdale, Arizona 85258

Re:	Reduction in Fee Payable under Shareholder Services Plan for the Class S Shares

Ladies and Gentlemen:

By this letter dated March 1, 2010, we have agreed to waive a portion of the shareholder services fee payable to us under the Shareholder Services Plan for Class S shares (the “Plan”) of ING International Value Portfolio and ING MidCap Opportunities Portfolio (the “Portfolios”), each a series of ING Variable Products Trust, in the amount of 0.05% per annum on the average daily net assets attributable to Class S shares of the Portfolios as if the shareholder services fee specified in the Plan were 0.20%. By this letter, we agree to waive that fee for the period from March 1, 2010 through and including May 1, 2011.

With respect to ING MidCap Opportunities Portfolio (the “Portfolio”), this waiver is solely applicable in connection with the following maximum operating expense limitation for Class S shares of the Portfolio, as set forth in the Expense Limitation Agreement between ING Investments, LLC and ING Variable Products Trust dated November 1, 2002:

Share Class	Maximum Operating Expense Limit (as a percentage of average net assets)
ING MidCap Opportunities Portfolio - Class S	1.10%

Please indicate your agreement to this reduction in fee by executing below in the place indicated.

Sincerely,

/s/ Todd Modic
Todd Modic
Senior Vice President
ING Funds Distributor, LLC

7337 E. Doubletree Ranch Rd. Scottsdale, AZ 85258-2034	Tel: 480-477-3000 Fax: 480-477-2744 www.ingfunds.com	ING Funds Distributor, LLC

March 1, 2009

Agreed and Accepted:

ING Variable Products Trust

(on behalf of ING International Value Portfolio and ING MidCap Opportunities Portfolio)

By:	/s/ Kimberly A. Anderson
Kimberly A. Anderson
Senior Vice President